UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print) Nuveen S&P 500 Buy-Write Income Fund	(b) IRS IDENT. NO. 20-1590560	(c) S.E.C. FILE NO. 811-21619

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
333 West Wacker Drive		Chicago	IL	60606	312	917-7700

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Nuveen Fund Advisors, LLC	(b) RELATIONSHIP TO ISSUER See note 1	(c) ADDRESS STREET 333 West Wacker Drive	CITY Chicago	STATE IL	ZIP CODE 60606

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common	Stifel, Nicolaus & Company, Incorporated 501 North Broadway St. Louis, MO 63102		10,369.8082	$137,296	103,554,549	4/6/2017	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	10/26/2004	Seed Capital	Issuer	5,240	10/26/2004	Cash
Common	5/25/2005	Seed Capital	Issuer	5,129.8082 See Note 2	5/25/2005	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

Note 1:	Nuveen Institutional Advisory Corp., the original investment adviser to Nuveen S&P 500 Buy-Write Income Fund (formerly Nuveen Equity Premium Income Fund), acquired 5,240 common shares of the Issuer on October 26, 2004 in connection with a seed capital transaction. On January 1, 2005, Nuveen Institutional Advisory Corp. was acquired by Nuveen Asset Management Inc. in a merger transaction, and the common shares of the Issuer held by Nuveen Institutional Advisory Corp. became the property of Nuveen Asset Management Inc. by operation of law. Effective January 1, 2005, Nuveen Asset Management Inc. changed its name to Nuveen Asset Management. Effective January 1, 2011, Nuveen Asset Management changed its name to Nuveen Fund Advisors, Inc. Effective December 31, 2012, Nuveen Fund Advisors, Inc. was reorganized into Nuveen Fund Advisors, LLC, the Issuer’s current investment adviser, and the common shares of the Issuer held by Nuveen Fund Advisors, Inc. became the property of Nuveen Fund Advisors, LLC by operation of law.

Note 2:	Acquired pursuant to the Agreement and Plan of Reorganization dated as of July 30, 2014 by and between Nuveen S&P 500 Buy-Write Income Fund (formerly Nuveen Equity Premium Income Fund) (BXMX) and Nuveen Equity Premium Advantage Fund (JSN) in exchange for 5,240 common shares of JSN and cash in lieu of fractional shares of BXMX. The exchange ratio was calculated as the ratio of the JSN net asset value per common share over the BXMX net asset value per common share, each calculated as of the close of business on December 19, 2014, the business day immediately preceding the closing of the reorganization. As of such time, the net asset value per common share of JSN was $13.3655 and the net asset value per common share of BXMX was $13.6526. On December 19, 2014, the closing trading price of JSN common shares was $12.21 and the closing trading price of BXMX common shares was $12.59.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

April 5, 2017 DATE OF NOTICE	/s/ Gifford R. Zimmerman (SIGNATURE)
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

Gifford R. Zimmerman

Managing Director, Assistant Secretary and Co-General Counsel

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.